SEC FILE NO. 70-7670







                          SECURITIES AND EXCHANGE COMMISSION


                               WASHINGTON, D.C.  20549












                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS









                         GENERAL PUBLIC UTILITIES CORPORATION





                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549


          ----------------------------------------x
                    In the Matter of              :
                                                  :    Certificate
          General Public Utilities Corporation    :    Pursuant to
                                                  :    Rule 24 of Partial
                    File No. 70-7670              :    Completion of
                                                  :    Transactions
               (Public Utility Holding            :
                 Company Act of 1935)             :
          ----------------------------------------X


          To the Members of the Securities and Exchange Commission:

                    The undersigned, General  Public Utilities  Corporation

          ("GPU"),  hereby certifies pursuant to Rule 24 ("Rule 24") of the

          General Rules  and Regulations  under the Public  Utility Holding

          Company  Act of 1935 (the "Act") that certain of the transactions proposed  in the Application filed  in SEC File  No. 70-7670 have been  carried out in accordance with the terms and conditions of,

          and for the purposes requested in, said Application  and pursuant to the Commission's  Order, dated October 23, 1989 (the "Order"),

          with respect to said Application as follows:

                    1.   Pursuant to the Order,  GPU is authorized to issue

          and  sell,  from time-to-time  through December  31, 1995,  up to

          2,500,000 shares  (without giving  effect to a  two-for-one stock split by  way of stock  dividend effective May  29, 1991)  of its common  stock, par  value $2.50 per  share (the  "Common Stock"),

          pursuant to a dividend reinvestment  and stock purchase plan (the

          "Plan")  described  in  the  Prospectus  included  as  part of  a

          Registration  Statement on  Form S-3,  No. 33-30765,  as amended,

          filed under the Securities Act of 1933.







                    2.   On  July  26,  1995,  GPU  issued  and  sold  from

          previously reacquired  shares a total  of 2,033 shares  of Common

          Stock to Plan participants who made optional cash payments to the

          Plan in accordance with  its terms.    GPU sold such shares  at a

          price of $29.06875 per share, or an aggregate of $59,096.77 which represents  the average of the daily  high and low sale prices of the Common Stock as reported  in The Wall Street Journal  for New

          York Stock  Exchange Composite  Transactions for the  ten trading days immediately preceding such date.

                    3.   On  August  30, 1995,  GPU  issued  and sold  from

          previously reacquired shares  a total of 50,134  shares of Common

          Stock to Plan participants who made optional cash payments to the

          Plan  and/or reinvested dividends in  accordance with its terms.

          GPU  sold such shares  at a price  of $28.69375 per  share, or an aggregate of  $1,438,532.47 which  represents the average  of the daily high and low sale prices of the Common Stock as reported in

          The Wall  Street Journal  for New York  Stock Exchange  Composite

          Transactions for the ten  trading days immediately preceding such date.

                    4.   On September  27, 1995,  GPU issued and  sold from

          previously reacquired  shares a total  of 1,597 shares  of Common

          Stock to Plan participants who made optional cash payments to the

          Plan in accordance  with its terms.    GPU sold such shares  at a

          price of $29.33125 per share, or an aggregate of $46,842.01 which represents the average of the  daily high and low sale prices  of the Common Stock as  reported in The Wall Street  Journal for New

          York Stock  Exchange Composite  Transactions for the  ten trading days immediately preceding such date.






                    5.   To summarize,  to date  GPU  has sold  a total  of

          541,471 previously reacquired shares  of Common Stock pursuant to the Plan.
























































                                      SIGNATURE

                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY  ACT OF 1935,  THE UNDERSIGNED  COMPANY HAS  DULY

          CAUSED  THIS  STATEMENT  TO  BE  SIGNED  ON  ITS  BEHALF  BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        GENERAL       PUBLIC      UTILITIES
          CORPORATION




          By:__________________________________
                                           T. G. Howson, Vice President and
                                           Treasurer


          Date:  October 3, 1995